August 8, 2024

Anthony Marone Jr.
Chief Financial Officer
BLACKSTONE MORTGAGE TRUST, INC.
345 Park Avenue, 24th Floor
New York, New York 10154

       Re: BLACKSTONE MORTGAGE TRUST, INC.
           Form 10-K for the year ended December 31, 2023
           Filed on February 14, 2024
           File No. 001-14788
Dear Anthony Marone Jr.:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
3. Loans Receivable, Net, page F-20

1.     We note that the provisions for your CECL reserve was approximately
$124.7
       million, $326.1 million and $576.9 million for the fiscal years 2021, 2022 and 2023, respectively. We further note that as of December 31, 2023 it appears that you had an aggregate $417.7 million asset-specific CECL reserve related to 13 of your loans receivable which have a risk rating of a "5" and for which you have identified such loans as being impaired. This represents a significant increase from the 5 and 1 loan(s) with such classification as of December 31, 2022 and December 31, 2021 respectively. Please further expand your disclosures to discuss the factors that led to the significant increase in the provision which appears to be driven by an increase in the number of impaired loans.
        In that regard, please ensure that your disclosures highlight whether such an increase in impaired loans is driven by the general macroeconomic conditions or whether there were other specific circumstances contributing to the increase in the number of impaired loans. Finally, please ensure your disclosures address whether you expect the disproportionate fluctuations and increase in trends to recur. See Item 303(b)(2)(i) and (ii)
       of Regulation S-K.
 August 8, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction